Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 15 DATED JUNE 1, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 8, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated December 8, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 9, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – CEAI Grove, LLC

On March 2, 2016, we directly acquired ownership of a “majority-owned subsidiary”, CEAI Grove, LLC (the “Grove Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $3,750,000, which was the initial stated value of our equity interest in the Grove Controlled Subsidiary (the “Grove Controlled Subsidiary Investment”). The Grove Controlled Subsidiary used the proceeds of the Grove Controlled Subsidiary Investment to acquire a stabilized, 464-unit garden-style multifamily property, Grove at Trinity Pointe, located at 555 Wood Arbor Parkway, Cordova, TN 38018 (the “Grove Property”). The Grove Controlled Subsidiary intended to increase the value of the Grove Property by raising rents. Details of this acquisition can be found here.

On May 25, 2021, the Grove Controlled Subsidiary redeemed the Grove Controlled Subsidiary Investment, plus accrued preferred return, in full. The Grove Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Grove Controlled Subsidiary Investment via a sale of the Grove Property. All preferred return payments were paid in full during the investment term, and the Grove Controlled Subsidiary Investment yielded an annualized return on investment of approximately 12.9%.